U.S.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

Amendment No. 3 to

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Sprott Resource Lending Corp.

(Name of Issuer)

Sprott Resource Lending Corp.

Sprott Inc.

8520038 Canada Inc.

Peter Grosskopf

(Name of Person(s) Filing Statement)

Common Stock, Without Par Value

(Title of Class of Securities)

85207J100

(Cusip Number of Class of Securities)

Peter Grosskopf

Chief Executive Officer

Sprott Resource Lending Corp.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2750

Toronto, Ontario

Canada M5J 2J2

(416) 362-7172

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

WITH COPIES TO:

Scott A. Berdan Charles Cotter	Anthony Tu-Sekine
Holland & Hart LLP	Seward & Kissel LLP
One Boulder Plaza	901 K Street NW
1800 Broadway, Suite 300	Washington, D.C. 20001
Boulder, CO 80302	(202) 737-8833
(303) 473-2700

This statement is filed in connection with (check the appropriate box):

☐ a.	The filing of solicitation materials or an information circular subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☒ d.	None of the above.

Check the following box if the soliciting materials or information circular referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$200,098,934.25	$27,293.49(1)

(1)	Previously Paid

*	Calculated solely for the purpose of determining the filing fee, by multiplying (a) 137,999,265, the number of shares of common stock of Sprott Resource Lending Corp., a corporation existing under the Business Corporations Act (Ontario) (the “Company”), outstanding other than shares owned by Sprott Inc., a corporation existing under the Canada Business Corporations Act, by (b) $1.45 the average of the high and low price per share of the Company’s common stock reported on the New York Stock Exchange MKT on May 24, 2013.

**	Calculated by multiplying the Transaction Value above by 0.0001364 in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2013 issued August 31, 2012.

☐	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Filing Party: Not applicable.

Form or Registration No.: Not applicable.

Date Filed: Not applicable.

Introduction

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on May 31, 2013 and amended on June 19, 2013 and June 24, 2013 (the “Filing”) and is being filed by (i) Sprott Resource Lending Corp., a corporation existing under the Canada Business Corporations Act (the “Company”) and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, (ii) Sprott Inc., a corporation existing under the Business Corporations Act (Ontario) (“Sprott”) and the parent corporation to 8520038 Canada Inc. (“Sprott Holdco”), (iii) Sprott Holdco, a corporation existing under the Canada Business Corporations Act and (iv) Peter Grosskopf, Chief Executive Officer of the Company and Sprott. This Amendment No. 3 and the Filing relate to an arrangement agreement, between the Company and Sprott, dated as of May 8, 2013 (the “Arrangement Agreement”) pursuant to which Sprott will acquire all the outstanding shares of capital stock of the Company not already owned by Sprott for a combination of 0.5 of a common share of Sprott (“Sprott Share”) and C$0.15 in cash for each share of Company common stock as set forth in the Arrangement Agreement.

The information contained in this Schedule and/or in the Information Circular with respect to the Company was supplied by the Company and with respect to each other filing person was supplied by such filing person.

This Amendment No. 3 is being filed to reflect changes to the Information Circular related to the postponement of the Company’s Annual and Special Meeting of Shareholders to July 18, 2013. Except as otherwise noted in this Introduction and below, no changes have been made to the Filing. An Amended and Restated Information Circular, including all changes made as a result of this Amendment No. 3, has been filed herewith and is being mailed to all shareholders.

ITEM 1:	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Information Circular, which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2:	SUBJECT COMPANY INFORMATION.

(a) The information set forth in “Information Concerning the Company – General” in the Information Circular is incorporated herein by reference.

(b) The information set forth in “Information Concerning the Company – Description of Share Capital” in the Information Circular is incorporated herein by reference.

(c) The information set forth in “Information Concerning the Company – Trading in SRLC Shares” in the Information Circular is incorporated herein by reference.

(d) The information set forth in “Information Concerning the Company – Dividend History and Policy” in the Information Circular is incorporated herein by reference.

(e) The information set forth in “Information Concerning the Company – Description of Share Capital” in the Information Circular is incorporated herein by reference.

(f) The information set forth in “Information Concerning the Company – Transactions in SRLC Shares by the Company during the Past Two Years” and “– Transactions in SRLC Shares by Sprott during the Past Two Years” in the Information Circular is incorporated herein by reference.

ITEM 3:	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The information set forth in “Information Concerning the Company – General,” “Annual Meeting Matters – Election of Directors,” “Information Concerning the Company – Directors and Officers,” “Summary Term Sheet – Interests of SRLC Directors and Officers in the Arrangement,” “Arrangement Resolution Matters – Principal and Beneficial Holders of SRLC Shares / Interest in Net Book Value and Net Income,” “Information Concerning Sprott – Overview,” “Information Concerning Sprott – Directors and Executive Officers,” and “Information Concerning Sprott Holdco – Overview” in the Information Circular is incorporated herein by reference.

(b) The information set forth in “Information Concerning Sprott – Overview” and the information set forth in “Information Concerning Sprott Holdco – Overview” in the Information Circular is incorporated herein by reference.

(c) (1) The information set forth in “Annual Meeting Matters – Election of Directors,” “Information Concerning the Company – Directors and Officers,” and “Information Concerning Sprott – Directors and Executive Officers” in the Information Circular is incorporated herein by reference. The information set forth in “Information Concerning Sprott Holdco – Overview” in the Information Circular is incorporated herein by reference.

(2) The information set forth in “Annual Meeting Matters – Election of Directors,” “Information Concerning the Company – Directors and Officers,” “Information Concerning Sprott – Directors and Executive Officers,” and “Information Concerning Sprott Holdco – Overview” in the Information Circular is incorporated herein by reference.

(3) The information set forth in “Annual Meeting Matters – Election of Directors,” “Information Concerning the Company – Directors and Officers,” “Information Concerning Sprott – Directors and Executive Officers,” and “Information Concerning Sprott Holdco – Overview” in the Information Circular is incorporated herein by reference.

(4) The information set forth in “Annual Meeting Matters – Election of Directors,” “Information Concerning the Company – Directors and Officers,” and “Information Concerning Sprott – Directors and Executive Officers” in the Information Circular is incorporated herein by reference.

(5) The information set forth in “Annual Meeting Matters – Election of Directors,” “Information Concerning the Company – Directors and Officers,” “Information Concerning Sprott – Directors and Executive Officers,” and “Information Concerning Sprott Holdco – Overview” in the Information Circular is incorporated herein by reference.

ITEM 4:	TERMS OF THE TRANSACTION.

(a) The information set forth under “Summary Term Sheet,” “Arrangement Resolution Matters – Comparison of Shareholder Rights,” “Arrangement Resolution Matters – Certain Canadian Federal Income Tax Considerations,” and “Arrangement Resolution Matters – Certain United States Federal Income Tax Considerations,” in the Information Circular is incorporated herein by reference.

(c) None.

(d) The information set forth under “Information Concerning the Meeting – Dissent Rights of Shareholders” and in Appendices E (Section 190 of the CBCA) and G (Interim Order) in the Information Circular is incorporated herein by reference.

(e) The information set forth under “Summary Term Sheet – Dissent Rights” in the Information Circular is incorporated herein by reference.

(f) The information set forth under “Arrangement Resolution Matters – Effect of the Arrangement on Markets and Listing” in the Information Circular is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) The information set forth under “Interests of Informed Persons in Material Transactions” in the Information Circular is incorporated herein by reference.

(b) The information set forth under “Arrangement Resolution Matters – Background to the Arrangement” in the Information Circular is incorporated herein by reference.

(c) The information set forth under “Arrangement Resolution Matters – Background to the Arrangement” in the Information Circular is incorporated herein by reference.

(e) The information set forth under “Arrangement Resolution Matters – Interests of Certain Persons in the Arrangement” and “Arrangement Resolution Matters – Voting and Support Agreements,” and “– Arrangement Agreement” in the Information Circular is incorporated herein by reference. The information regarding the Company’s stock option plan set forth under Appendix J (Statement of Executive Compensation and Corporate Governance Disclosure) to the Information Circular is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) The information set forth under “Arrangement Resolution Matters – Reasons for the Arrangement,” “Arrangement Resolution Matters – Arrangement Steps,” “Information Concerning the Combined Company,” and Appendix D (Plan of Arrangement) in the Information Circular is incorporated herein by reference.

(c) The information set forth in “Summary Term Sheet,” “Arrangement Resolution Matters – Arrangement Steps,” “Arrangement Resolution Matters – Effect of the Arrangement on Markets and Listing,” “Information Concerning the Combined Company” and Appendix D (Plan of Arrangement) in the Information Circular is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) The information set forth in “Summary Term Sheet” and “Special Factors – Purposes, Alternatives, and Reasons” in the Information Circular is incorporated herein by reference.

(b) The information set forth in “Special Factors – Purposes, Alternatives, and Reasons” in the Information Circular is incorporated herein by reference.

(c) The information set forth in “Special Factors – Purposes, Alternatives, and Reasons” in the Information Circular is incorporated herein by reference.

(d) The information set forth in “Summary Term Sheet,” “Special Factors – Effects of the Transaction,” “Special Factors – Tax Effects and Considerations, “Arrangement Resolution Matters – Arrangement Steps,” “Arrangement Resolution Matters – Effect of the Arrangement on Markets and Listing,” “Arrangement Resolution Matters – Certain Canadian Federal Income Tax Considerations,” “Arrangement Resolution Matters – Certain United States Federal Income Tax Considerations,” and “Information Concerning the Combined Company” in the Information Circular is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a) The information set forth in “Special Factors – Fairness of the Transaction” in the Information Circular is incorporated herein by reference.

(b) The information set forth in “Special Factors – Fairness of the Transaction” in the Information Circular is incorporated herein by reference.

(c) The information set forth in “Special Factors – Fairness of the Transaction” in the Information Circular is incorporated herein by reference.

(d) The information set forth in “Special Factors – Fairness of the Transaction” in the Information Circular is incorporated herein by reference.

(e) The information set forth in “Special Factors – Fairness of the Transaction” in the Information Circular is incorporated herein by reference.

(f) Not applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) The information set forth in “Special Factors – Reports, Opinions, Appraisals and Negotiations” in the Information Circular is incorporated herein by reference.

(b) The information set forth in “Special Factors – Reports, Opinions, Appraisals and Negotiations,” “Arrangement Resolution Matters – Formal Valuation,” “Arrangement Resolution Matters – Fairness Opinion” and Appendix F (Valuation and Fairness Opinion or Cormark Securities Inc.) in the Information Circular is incorporated herein by reference.

(c) The Valuation and Fairness Opinion of Cormark Securities Inc. has been provided to Company shareholders as Appendix F to the Information Circular and is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in “Summary Term Sheet” and “Arrangement Resolution Matters – Consideration” in the Information Circular is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in “Information Concerning the Company – Fees and Expenses” in the Information Circular is incorporated herein by reference.

(d) (1) Not applicable.

(2) Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in “Arrangement Resolution Matters – Interests of Certain Persons in the Arrangement,” “Arrangement Resolution Matters – Principal and Beneficial Holders of SRLC Shares / Interest in Net Book Value and Net Income,” “Annual Meeting Matters – Election of Directors,” “Information Concerning the Company – Directors and Officers,” “Information Concerning Sprott – Directors and Executive Officers,” and “Information Concerning Sprott Holdco – Overview” in the Information Circular is incorporated herein by reference.

(b) The information set forth in “Information Concerning the Company – Transactions in SRLC Shares during the Past 60 Days” in the Information Circular is incorporated herein by reference.

ITEM 12.	THE SOLICITATION AND RECOMMENDATION.

(d) The information set forth in “Arrangement Resolution Matters – Voting and Support Agreements” in the Information Circular is incorporated herein by reference.

(e) The information set forth in “Arrangement Resolution Matters – Recommendation of the Board of Directors” and “Arrangement Resolution Matters – Voting and Support Agreements” in the Information Circular is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a) The information set forth in “Information Concerning the Company – Selected Historical Financial Data” and “Additional Information” in the Information Circular is incorporated herein by reference. The information set forth in “Information Concerning the Combined Company – Unaudited Pro Forma Consolidated Financial Statements for the Combined Company following the Arrangement” and Appendix I (Unaudited Pro Forma Consolidated Financial Statements of Combined Company) in the Information Circular are incorporated herein by reference.

(b) Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in “Information Concerning the Company – Fees and Expenses” in the Information Circular is incorporated herein by reference.

(b) The information set forth in “Information Concerning the Meeting – Solicitation of Proxies” in the Information Circular is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(b) Pursuant to the Commission’s Release No. 33-9178, as a foreign private issuer, the Company is exempt from the disclosure requirements of Regulation M-A 1011(b) and Regulation S-K 402(t).

(c) All information set forth in the Information Circular is incorporated herein by reference.

ITEM 16.	EXHIBITS.

(a)(1)	Amended and Restated Information Circular dated June 26, 2013

(a)(2)	Form of Proxy*

(a)(3)	Voting Instruction Form for Non-Registered (Beneficial) Shareholders*

(a)(4)	Letter of Transmittal with respect of Common Shares of Sprott Lending Resources Corp.*

(a)(5)	Letter to Shareholders dated June 26, 2013

(b)	Not applicable.

(c)(1)	Fairness Opinion of Cormark Securities incorporated herein by reference to Appendix F to the Amended Information Circular.

(c)(2)	Presentation Materials Prepared by Cormark Securities and dated April 25, 2013*

(c)(3)	Materials Presented by Cormark Securities to the Special Committee on May 8, 2013*

(d)(1)	Form of Voting and Support Agreement incorporated herein by reference to Schedule E of Appendix C of the Amended Information Circular.

d(2)	Stock Option Plan incorporated herein by reference to Appendix K of the Amended Information Circular.

(f)	Dissent Rights of Shareholders incorporated herein by reference to the section entitled “Dissent Rights of Shareholders” in the Amended Information Circular.

(g)	Not applicable.

* Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPROTT RESOURCE LENDING CORP.

By:	/s/ Narinder Nagra
Narinder Nagra
President and Chief Operating Officer

Dated: June 28, 2013

SPROTT INC.

By:	/s/ Steven Rostowsky
Steven Rostowsky
Chief Financial Officer

Dated: June 28, 2013

8520038 CANADA INC.

By:	/s/ Arthur Einav
Arthur Einav
Director and President

Dated: June 28, 2013

PETER GROSSKOPF

/s/ Peter Grosskopf
Peter Grosskopf

Dated: June 28, 2013

EXHIBIT INDEX

(a)(1)	Amended and Restated Information Circular dated June 26, 2013

(a)(2)	Form of Proxy*

(a)(3)	Voting Instruction Form for Non-Registered (Beneficial) Shareholders*

(a)(4)	Letter of Transmittal with respect of Common Shares of Sprott Lending Resources Corp.*

(a)(5)	Letter to Shareholders dated June 26, 2013

(b)	Not applicable.

(c)(1)	Fairness Opinion of Cormark Securities incorporated herein by reference to Appendix F to the Amended Information Circular.

(c)(2)	Presentation Materials Prepared by Cormark Securities and dated April 25, 2013*

(c)(3)	Materials Presented by Cormark Securities to the Special Committee on May 8, 2013*

(d)(1)	Form of Voting and Support Agreement incorporated herein by reference to Schedule E of Appendix C of the Amended Information Circular.

d(2)	Stock Option Plan incorporated herein by reference to Appendix K of the Amended Information Circular.

(f)	Dissent Rights of Shareholders incorporated herein by reference to the section entitled “Dissent Rights of Shareholders” in the Amended Information Circular.

(g)	Not applicable.

* Previously filed